Exhibit 99.1
FreeSeas Announces Charter Agreements on Six of Its Handysize Vessels
Piraeus, Greece, October 7, 2009 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas’’ or the “Company’’), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today new charters for six of its vessels, including the recently purchased Free Neptune, as well as the Free Envoy, Free Hero, Free Maverick, Free Knight, and Free Impala. These new charters are detailed below:
•	The M/V Free Neptune, a 1996-built, 30,838 dwt Handysize vessel, has been delivered to her charterers for a spot time charter of 30-35 days at a daily rate of $20,000.

•	The M/V Free Envoy, a 1984-built, 26,318 dwt Handysize vessel, has been delivered to her charterers for a spot time charter trip of 30-35 days at a daily rate of $8,000.

•	The M/V Free Hero, a 1995-built, 24,318 dwt Handysize vessel, has been delivered to her charterers for a spot time charter trip of approximately 40-50 days at a daily rate of $13,500.

•	The M/V Free Maverick, a 1998-built, 23,994 dwt Handysize vessel, has been delivered to her charterers for a spot time charter of between 60-65 days at a daily rate of $9,000 or $11,000 depending on repositioning.

•	The M/V Free Knight, a 1998-built, 24,111 dwt Handysize vessel, has been delivered to her charterers for a spot time charter of 60-65 days at a daily rate of $7,000.

•	The M/V Free Impala, a 1997-built, 24,111 dwt Handysize vessel, has been chartered for a spot time charter trip of 60 days at a daily rate of $10,000.
Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas, stated, “We are very pleased to have witnessed continued daily rate increases for our Handysize vessels in the spot market.”
Fleet Employment Data

Vessel Name	Dwt	Type	Built	Employment as of October 7, 2009*
Free Destiny	25,240	Handysize	1982	40 day spot time charter trip at $10,000 per day through September 2009
Free Envoy	26,318	Handysize	1984	30-35 day spot time charter trip at $8,000 per day through November 2009
Free Goddess	22,051	Handysize	1995
Balance of time charter at $8,000 per day through September 2009 (+50% profit sharing above $10,000); increases to $10,500 per day on September 15, 2009 through January/February 2010 (+50% profit sharing above $12,500 per day)

Free Hero	24,318	Handysize	1995	40-50 day spot time charter trip at $13,500 per day through November 2009
Free Impala	24,111	Handysize	1997	60 day spot charter trip at $10,000 per day through December 2009
Free Jupiter	47,777	Handymax	2002	Balance of time charter at $28,000 per day through March 2010 and $24,000 per day through March 2011
Free Knight	24,111	Handysize	1998	60-65 day spot time charter trip at $7,000 per day through December 2009
Free Lady	50,246	Handymax	2003	Balance of time charter at $51,150 per day through May 2010
Free Maverick	23,994	Handysize	1998	60-65 day spot time charter trip at $9,000 or $11,000 per day through December 2009
Free Neptune	30,838	Handysize	1996	30-35 day spot time charter trip at $20,000 per day through November 2009
TOTAL	299,004
* The average net charter rates per vessel realized by the Company will depend on actual repositioning time and bunkers consumed between successive chartering employments, as well as potential operational off-hires. The above table is provided for indicative purposes only, and should not to be deemed to reflect actual operating revenues received from employment of the vessels.

FreeSeas Inc.	Page 2
October 7, 2009
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,’’ ``intends,’’ ``plans,’’ ``believes,’’ ``anticipates,’’ ``hopes,’’ ``estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company
FreeSeas Inc.
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com